Exhibit 3.1

2011 RESTATED
ARTICLES OF INCORPORATION
OF
ESCO CORPORATION

ARTICLE I

Corporate Name

The name of the corporation is ESCO Corporation.

ARTICLE II

Corporate Purposes

The purpose of the corporation is to engage in any lawful activity for which a corporation may be organized under the Oregon Business Corporation Act, as amended (the “Act”).

ARTICLE III

Shares

3.1                                 (a)                                  Authorized Shares.  The corporation is authorized to issue (a) 421,000,000 shares of common stock, of which 300,000,000 are designated Class A Common Stock (“A Shares,” and each an “A Share”), 100,000,000 are designated Legacy Class A Common Stock (“Legacy A Shares,” and each a “Legacy A Share”) and 21,000,000 are designated Class B Common Stock (“B Shares,” and each a “B Share”) and (b) 50,000,000 shares of preferred stock, of which 205,000 shares are designated Class C Preferred Stock (“C Shares,” and each a “C Share”).  The Board of Directors is authorized, subject to limitations prescribed by the Act, to provide for the issuance of shares of preferred stock in series, to establish the number of shares to be included in each series and to determine the designations, relative rights, preferences and limitations of the shares of each series.

(b)                                 Outstanding Legacy Class A Common Stock.  Upon filing of these 2011 Restated Articles of Incorporation with the Office of the Secretary of State of the State of Oregon, the Class A Common Stock that was authorized, including shares outstanding, under the corporation’s Third Restated Articles of Incorporation shall be renamed “Legacy Class A Common Stock.”

3.2                                 Voting Rights.

3.2.1                        General.  Each holder of A Shares, Legacy A Shares and B Shares shall be entitled to notice of shareholder meetings and to vote on any matter submitted to shareholders for a vote.  Each A Share shall have one vote and each Legacy A Share and each B Share shall have the number of votes equal to the number of A Shares into which the Legacy A Share or B Share would be convertible at the Conversion Ratio, as defined in section 3.4.4, on the record date for determining shareholders entitled to vote.  Except as required by the Act or as otherwise provided below, the holders of A Shares, Legacy A Shares and B Shares shall vote together as a single voting group.  Except as required by the Act, no holder of C Shares shall have the right to vote on any matter.

3.2.2                        Separate Class Voting on Specified Transactions; Equal Share Consideration.  While B Shares are outstanding, the holders of each of the A Shares and Legacy A Shares, as a single voting group, and the B Shares shall vote separately on (a) any conversion, merger or share exchange, as each of those is described in sections 60.470 to 60.501 of the Act, except that no separate vote will be required if shareholder action is not required on a plan of merger pursuant to section 60.487(7) of the Act, (b) any sale of all or substantially all assets of the corporation other than in the ordinary course of business, as described in section 60.534 of the Act, and (c) any dissolution, as described in sections 60.621 to 60.645 of the Act. The per share consideration paid to holders of Legacy A Shares, A Shares and B Shares pursuant to any transaction described in this section 3.2.2 shall be the same (on an as-converted to A Shares basis at the Conversion Ratio in effect at the time of the payment).

3.3                                 Dividends and Distributions.

3.3.1                        C Shares.  Each issued and outstanding C Share shall have an original issue value of $1,161.36 (the “Face Value”).  The holders of C Shares shall be entitled to receive cash dividends at a rate per share equal to 7.428% per annum from December 27, 2006 on the Face Value (the “Fixed Dividend”).  Such cash dividends shall be cumulative and shall be payable quarterly in arrears.  Upon satisfaction of all payment obligations under the ESOP Loan, the right to receive the Fixed Dividend shall cease, and the holders of C Shares shall thereafter only be entitled to receive dividends when and as declared by the Board of Directors, in its sole and absolute discretion.  As used herein, “Trust” means the ESCO Corporation Employee Stock Ownership Trust, as amended, which has been established pursuant to the ESCO Corporation Employee Stock Ownership Plan, as amended (the “Plan”); “ESOP Loan” means the transaction evidenced by the ESOP Credit Agreement, ESOP Note and ESOP Pledge Agreement between the corporation and the ESOP used to finance the acquisition of the C Shares by the ESOP; and “ESOP” is the Plan together with the Trust.

3.3.2                        A Shares, Legacy A Shares and B Shares.  Issued and outstanding A Shares, Legacy A Shares and B Shares shall share equally and ratably, with identical rights and preferences, in any dividends paid or declared set aside for payment other than the dividends referred to in section 3.3.1; provided, however, (a) dividends shall be adjusted in proportion to any change in the Conversion Ratio, defined below, after the date these Articles of Incorporation are filed with the Oregon Secretary of State, and (b) that no such dividends shall be paid, declared or set aside so long as any Fixed Dividend remains unpaid with respect to the C Shares.

3.4                                 Conversion.

3.4.1                        Conversion of C Shares.

3.4.1.1 By Holders of C Shares.  Each of the C Shares may be converted by the holder at any time into the number of Legacy A Shares (and if the ESOP is the holder of the C Shares and if the Legacy Class A Common Stock is not considered the highest class of common stock for purposes of section 409(l) of the Internal Revenue Code of 1986, as amended (the “Code”), then into the highest class of common stock required to satisfy section 409(l) of the Code or its successor section (“Alternative Common Stock”)) determined pursuant to section 3.4.4.  To exercise the right to convert pursuant to this section 3.4.1.1, a holder of C Shares shall deliver to the corporation at its principal offices (a) the certificate or certificates representing the shares to be converted and a proper assignment of the shares to the corporation or in blank, and (b) a written notice that the holder elects to convert the shares.  The notice shall also state the name or names (with address or addresses) in which the certificate or certificates for Legacy A Shares issuable upon such conversion shall be issued.  The date when the certificate or certificates and the written notice are received by the corporation is the “Conversion Date,” unless a later date is requested in such notice, which later date will be the “Conversion Date.”  The conversion of the C Shares will be deemed to have happened immediately prior to the close of business on the Conversion Date.  The corporation shall issue and deliver the Legacy A Shares as promptly as practicable after the Conversion Date.

3.4.1.2 Automatically.  Each of the C Shares shall automatically be converted into the number of Legacy A Shares (and if the Legacy Class A Common Stock is not considered the highest class of common stock for purposes of section 409(l) of the Code, then into shares of Alternative Common Stock) determined pursuant to section 3.4.4 upon (a) a Change of Control, (b) discharge of the payment obligations under the ESOP Loan, or (c) distribution of such share from the ESOP to a participant in, or a beneficiary of, the ESOP.  If the C Shares are converted into common stock upon a Change of Control (other than a Change of Control described in section 3.4.1.2(d)), the corporation shall pay the holder of such C Shares, in cash, (x) all accrued (through the date of automatic conversion) but unpaid Fixed Dividends upon such conversion and (y) the present value of all Fixed Dividends that would have been paid after such conversion through December 31, 2013.  A “Change of Control” means any of the following:

(a)                                  a merger to which the corporation is a party as a result of which the shareholders of the corporation immediately prior to such merger hold less than a majority of the voting power of the surviving corporation of such merger; or

(b)                               the sale or transfer of shares representing at least 67% of the voting power of the corporation in a single transaction or series of related transactions, other than a sale to the ESOP; or

(c)                                  the sale, transfer or other disposition of all or substantially all of the assets of the corporation as a going concern in a single transaction or series of related transactions; or

(d)                                 the closing of a firm commitment underwritten initial public offering of the corporation’s common stock pursuant to an effective registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933.

3.4.2                        Conversion of B Shares.  Each B Share shall convert, automatically and without any action by the holder, into Legacy A Shares (or into the class of common stock into which the Legacy A Shares have been converted as provided in section 3.4.3) at the Conversion Ratio then in effect upon the following events.

3.4.2.1               Transfers. The transfer of that B Share to any person other than (a) Henry T. Swigert, (b) the trustee(s), in the capacity of trustee(s), of the Swigert 2000 Trust under the agreement dated February 11, 2000, as amended from time to time (the “Swigert 2000 Trust”), or (c) the trustee(s), in the capacity of trustee(s), of any trust created under the Swigert 2000 Trust.

3.4.2.2               Minimum Outstanding B Shares.  When there are fewer than 42,750 B Shares outstanding, as adjusted for any stock split, stock dividend or other adjustment to the outstanding B Shares.

3.4.3                        Conversion of Legacy A Shares.  Each Legacy A Share shall convert, automatically and without any action by the holder, into A Shares at the Conversion Ratio in effect at the time of conversion (a) upon execution by the holder or the holder’s representative, including a person to whom such holder has granted a power of attorney authorizing such execution, of a firm commitment underwriting agreement for the sale of the A Shares into which such Legacy A Share is convertible pursuant to an effective registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933 (provided that, if the sale of the A Shares is not completed within 90 days from the date of such conversion, the A Shares shall automatically convert back into Legacy A Shares without any action by the holder) or (b) if not so converted, as follows:

(i)                                     One-half of each Legacy A Share on the date that is 180 days after the date of the final prospectus (the “Prospectus Date”) filed by the corporation with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 with respect to a firm commitment underwritten initial public offering of the corporation’s common stock.

(ii)                                  Each remaining fractional Legacy A Share on the date that is 360 days after the Prospectus Date.

3.4.4                        Conversion Ratios.  The initial “Conversion Ratio” of C Shares into A Shares, Legacy A Shares into A Shares, and B Shares into Legacy A Shares shall be 1:1.  The Conversion Ratio shall be subject to adjustment as follows.

3.4.4.1             Shares Convertible into A Shares.

3.4.4.1.1  Stock Dividends, Stock Splits, etc.

3.4.4.1.1.1  If the number of outstanding A Shares is increased by a stock dividend payable in A Shares or by a subdivision or split of A Shares, or decreased by a combination or reverse stock split of the outstanding A Shares, without a corresponding adjustment to the outstanding shares of the class of stock of the corporation convertible into A Shares (Legacy A Shares or C Shares, as the case may be) (the “Legacy Convertible Stock”), on the date such dividend is made or such change is effective, the Conversion Ratio shall be adjusted so that the number of A Shares issuable on conversion of shares of the Legacy Convertible Stock shall be increased or decreased, as applicable, in proportion to the increase or decrease of outstanding A Shares.

3.4.4.1.1.2  If the number of outstanding shares of Legacy Convertible Stock is increased by a stock dividend payable in shares of Legacy Convertible Stock or by a subdivision or split of shares of Legacy Convertible Stock, or decreased by a combination or reverse stock split of the outstanding shares of Legacy Convertible Stock, without a corresponding adjustment to the outstanding A Shares, on the date such payment is made or such change is effective, the Conversion Ratio with respect to the affected Legacy Convertible Stock shall be adjusted so that the number of A Shares issuable on conversion shall be increased or decreased, as applicable, in proportion to such increase or decrease of the outstanding shares of the affected Legacy Convertible Stock. With respect to the conversion of the Legacy A Shares into A Shares, no adjustment shall be made to the Conversion Ratio in connection with any stock dividend payable in Legacy A Shares that is declared on or before the Prospectus Date. With respect to the conversion of C Shares into A Shares, the Conversion Ratio shall be adjusted in proportion to the stock dividend payable in Legacy A Shares.  (For example, if each Legacy A Share receives a dividend of 49 Legacy A Shares on the Prospectus Date, following the Prospectus Date the Conversion Ratio for Legacy A Shares into A Shares would be 1:1 and the Conversion Ratio for C Shares into A Shares would be 1:50.)

3.4.4.1.2                                                  Reorganizations and Recapitalizations.  In the event of any capital reorganization or reclassification of the stock of the corporation, other than as a result of a stock dividend or subdivision, split, reverse stock split, or combination of shares governed by section 3.4.4.1.1, the shares of Legacy Convertible Stock shall, after such reorganization or reclassification, be convertible into the kind and number of shares of stock or other securities or property of the corporation to which the holder would have been entitled if immediately prior to such reorganization or reclassification such holder had converted its shares of Legacy Convertible Stock into A Shares.  The provisions of this section 3.4.4.1.2  shall similarly apply to successive reorganizations or reclassifications.

3.4.4.2             Shares Convertible into Legacy A Shares.

3.4.4.2.1  Stock Dividends, Stock Splits, etc.

3.4.4.2.1.1  If the number of outstanding Legacy A Shares is increased by a stock dividend payable in Legacy A Shares or by a subdivision or split of Legacy A Shares, or decreased by a combination or reverse stock split of the outstanding Legacy A Shares, without a corresponding adjustment to the outstanding B Shares, on the date such payment is made or such change is effective, the Conversion Ratio shall be adjusted so that the number of Legacy A Shares issuable on conversion of the B Shares shall be increased or decreased, as applicable, in proportion to the increase or decrease of outstanding Legacy A Shares.

3.4.4.2.1.2  If the number of outstanding B Shares is increased by a stock dividend payable in B Shares or by a subdivision or split of B Shares, or decreased by a combination or reverse stock split of the outstanding B Shares, without a corresponding adjustment to the outstanding Legacy A Shares, on the date such payment is made or such change is effective, the Conversion Ratio with respect to the B Shares shall be adjusted so that the number of Legacy A Shares issuable on conversion shall be increased or decreased, as applicable, in proportion to such increase or decrease of the outstanding shares of the B Shares.

3.4.4.2.2                                                  Reorganizations and Recapitalizations.  In the event of any capital reorganization, conversion or reclassification of the stock of the corporation, other than as a result of a stock dividend or subdivision, split, reverse stock split, or combination of shares governed by section 3.4.4.2.1, the B Shares shall, after such reorganization, conversion or reclassification, be convertible into the kind and number of shares of stock or other securities or property of the corporation to which the holder would have been entitled if immediately prior to such reorganization, conversion or reclassification such holder had converted its shares of B Shares into Legacy A Shares.  The provisions of this section 3.4.4.2.2 shall similarly apply to successive reorganizations, conversions or reclassifications.

3.4.5                        Effect of Conversion.  At the time of any conversion pursuant to section 3.4, the holder of the converted shares (the “Converted Shares”) shall be entitled to receive in exchange the number and class of shares of stock of the corporation into which such shares have been converted (the “Conversion Shares”); provided, however, that if the Converted Shares were represented by one or more certificates, the corporation may require the surrender of the certificate(s) to the corporation for cancellation before crediting the shareholders account with the Conversion Shares.

3.4.6                        Reservation of Shares.  The corporation shall at all times reserve and keep available out of its authorized but unissued A Shares, solely for the purpose of effecting the conversion of the shares of Legacy Convertible Stock, a number of A Shares sufficient to effect the conversion of all outstanding shares of Legacy Convertible Stock.  The corporation shall at all times reserve and keep available out of its authorized but unissued Legacy A Shares, solely for the purpose of effecting the conversion of the B Shares, a number of Legacy A Shares sufficient to effect the conversion of all outstanding B Shares.

3.4.7 Restatement of Articles of Incorporation Following Share Conversions and Initial Classification of Board.

3.4.7.1               Conversion of Shares.  Upon the conversion of all of the Legacy A Shares, Class B Shares or Class C Shares then outstanding as provided in these Articles of Incorporation (each, a “Converted Class”), the Board of Directors, without further approval by the shareholders of the corporation, may cause the corporation to restate these Articles of Incorporation to (a) eliminate references to the Converted Class and the shares in the Converted Class, (b) eliminate provisions that apply exclusively to the Converted Class and the shares in the Converted Class, (c) eliminate the designation of the Converted Class from section 3.1, and (d) make appropriate grammatical and other ministerial revisions.  When the designation of the 205,000 Class C shares is eliminated, those shares shall be included in the authorized shares of preferred stock available for issuance.

3.4.7.2               Conversion of Legacy A Shares and B Shares.  Upon the conversion of all of the Legacy A Shares and the B Shares, the Board of Directors, without further approval by the shareholders of the corporation, may cause the corporation to restate these Articles of Incorporation to replace references to the A Shares with references to “Common Stock,” and make appropriate grammatical and other ministerial revisions.

3.4.7.3               Initial Classification of Board.  After these Articles are filed and the Board of Directors is initially divided into classes as specified in section 4.2, the Board of Directors, without further approval by the shareholders of the corporation, may cause the corporation to restate these articles to eliminate references to the initial division of directors between classes.

3.4.7.4               Reversion provisions in Article VIII.  If the corporation sells shares of its common stock pursuant to an effective registration statement under the Securities Act of 1933 within the period specified in Article VIII, the Board of Directors may cause the corporation, without further approval of the shareholders of the corporation, to amend and restate these Articles of Incorporation to delete Article VIII.

3.5                                 Liquidation Preferences.

3.5.1                        Class C Preference.  In the event of any liquidation, dissolution or winding up of the corporation, either voluntary or involuntary (“Liquidation Event”), the holders of C Shares shall be entitled to receive, prior and in preference to any distribution of the assets of the corporation to the holders of A Shares, Legacy A Shares or B Shares by reason of their ownership thereof, (x) all accrued (through the date of the Liquidation Event) but unpaid Fixed Dividends upon such Liquidation Event and (y) the present value of all Fixed Dividends that would have been paid after such Liquidation Event through December 31, 2013 (the “Class C Preference Amount”).  If, upon the occurrence of such event, the assets of the corporation legally available for distribution to the holders of the C Shares shall be insufficient to permit the payment to such holders of their full Class C Preference Amount, then all assets of the corporation legally available for distribution shall be distributed ratably among the holders of the C Shares in proportion to the full Class C Preference Amount each such holder is otherwise entitled to receive.

3.5.2                        Residue.  After the distributions described in section 3.5.1 have been made, the remaining assets of the corporation legally available for distribution to shareholders shall be distributed among the shareholders ratably based on the number of A Shares that would be held by each such holder assuming all outstanding shares were converted into A Shares at the then applicable Conversion Ratio.

3.6                                 Protective Provisions.

3.6.1                        Class C Preferred Stock.  So long as any C Shares are outstanding, the corporation shall not, without first obtaining the approval, by vote or written consent (which consent need not be unanimous and may be obtained without a shareholder meeting, provided that all holders of C Shares who have not executed the consent are provided written notice of the action within 30 days following the effective date of the consent), of the holders of at least a majority of the then outstanding C Shares, (a) amend or repeal any provision of the corporation’s Articles of Incorporation if such action would adversely affect the relative rights, preferences and privileges of the C Shares, (b) authorize or take any action that would result in the issuance of shares of any class of stock of the corporation having a preference or priority over the C Shares as to dividends or having a preference or priority over or parity with the C Shares as to distributions upon any liquidation, dissolution or winding up of the corporation or (c) increase the authorized number of C Shares.

3.6.2                        Legacy Class A Common Stock and Class A Common Stock.  So long as Legacy A Shares or A Shares are outstanding, the corporation shall not, without first obtaining the approval, by vote or written consent (which consent need not be unanimous and may be obtained without a shareholder meeting, provided that all holders of A Shares who have not executed the consent are provided written notice of the action within 30 days following the effective date of the consent), of the holders of at least a majority of the then outstanding A Shares and Legacy A Shares, voting as a single group, amend or repeal any provision of the corporation’s Articles of Incorporation if such action would adversely affect the relative rights, preferences and privileges of the A Shares.

3.6.3                        Class B Common Stock.  So long as any B Shares are outstanding, the corporation shall not, without first obtaining the approval, by vote or written consent (which consent need not be unanimous and may be obtained without a shareholder meeting, provided that all holders of B Shares who have not executed the consent are provided written notice of the action within 30 days following the effective date of the consent), of the holders of at least a majority of the then outstanding B Shares, (a) amend or repeal any provision of the corporation’s Articles of Incorporation if such action would adversely affect the relative rights, preferences and privileges of the B Shares or (b) increase the authorized number of B Shares.

ARTICLE IV

Board of Directors

4.1                                 Number.  The business and affairs of the corporation shall be managed by a Board of Directors of not fewer than six nor more than 12 directors.  The exact number of directors, consistent with the foregoing sentence, shall be determined by the Board of Directors.

4.2                                 Classified Board.  The directors shall be divided into three classes as equal in number of directors as possible.  The initial terms of each class will expire as follows:

Class 1	at the first annual shareholders meeting following the date on which these Articles of Incorporation are first filed with the Oregon Secretary of State (the “Filing Date”);

Class 2	at the second annual shareholders meeting following the Filing Date; and

Class 3	at the third annual shareholders meeting following the Filing Date.

After the expiration of the initial terms, each director serves until the third annual shareholders meeting following his or her election and until his or her successor has been elected and qualified or until his or her earlier death, resignation, or removal.  At each annual election, any director elected to succeed a director whose term has expired will be of the same class as the director he or she succeeds, unless, by reason of any earlier changes in the authorized number of directors, the Board of Directors designates the directorship as a directorship of another class to more nearly achieve equality in the number of directors in each class.  Notwithstanding the requirement that the three classes must be as nearly equal in number of directors as possible, if the authorized number of directors changes, each director then serving will continue as a director of the class of which he or she is a member, until the expiration of his or her current term or his or her earlier death, resignation, or removal. Directors may only be removed for cause.

The initial division between classes of directors shall be as follows:

Class 1:	Frank Alvarez, Frank Jungers, Steven D. Pratt, Henry T. Swigert

Class 2:	Stephen E. Babson, Calvin W. Collins, Robert C. Warren, Jr.

Class 3:	Peter F. Adams, Peter F. Bechen, John W. Wood, Jr.

4.3                                 Vacancies.  Any vacancy on the Board of Directors shall be filled by a nominee of a majority of the remaining director(s). Any director elected to fill a vacancy shall hold office for the remainder of the term of the director with respect to whom the vacancy occurred and until that director’s successor has been elected and qualified.  A director elected to fill a vacancy must be of the same class as the director he or she succeeds, unless, because of a prior change in the authorized number of directors, the Board of Directors designates the vacant directorship as a directorship of another class to comply with section 4.2.

ARTICLE V

Indemnification

The corporation shall indemnify to the fullest extent not prohibited by law any current or former director or officer of the corporation who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including an action, suit or proceeding by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the corporation, or serves or served at the request of the corporation as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise.  The corporation shall pay for or reimburse the reasonable expenses incurred by any such current or former director or officer in any such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (a) the person’s good faith belief that the person is entitled to indemnification under this Article and (b) the person’s agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification under this Article.  No amendment to this Article that limits the corporation’s obligation to indemnify any person shall have any effect on such obligation for any act or omission that occurs prior to the later of the effective date of the amendment or the date notice of the amendment is given to the person.  This Article shall not be deemed exclusive of any other provisions for indemnification or advancement of expenses of directors, officers, employees, agents and fiduciaries that may be included in any statute, bylaw, agreement, general or specific action of the Board of Directors, vote of shareholders, or other document or arrangement.

ARTICLE VI

Director Liability

No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, provided that this Article shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Act.  No amendment to the Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission which occurs prior to the effective date of the amendment.

ARTICLE VII

Amendment of Bylaws and Certain Articles

The corporation’s bylaws may be amended or repealed by either the Board of Directors or two-thirds of the shareholders of the corporation entitled to vote.  Article IV and Article VII of these Articles of Incorporation may be amended only upon the approval of two-thirds of the shareholders of the corporation entitled to vote.

ARTICLE VIII

Reversion of 2011 Articles of Incorporation

If no sale of shares in a public offering of the corporation’s common stock pursuant to an effective registration statement under the Securities Act of 1933 is made by the close of business on the tenth day following the filing of these 2011 Restated Articles of Incorporation with the Oregon Secretary of State (the “Restatement Date”), the Board of Directors shall cause the corporation, without further approval of the shareholders of the corporation, to amend and restate these Articles of Incorporation (1) to complete a reverse stock split to reverse any increase in the number of outstanding shares as a result of a stock dividend made after the Restatement Date, (2) to rename the Legacy Class A Common Stock “Class A Common Stock,” and (3) to read as they did on the day before the Restatement Date.